February 14, 2013

Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Directors and Managing Directors

As Doug announced earlier today, US Airways and American Airlines will combine to create the new American Airlines, the premier global carrier. This is an exciting and historic day in the aviation industry and your hard work and dedication to our customers enabled us to achieve this goal. The combined company will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace.

Although we are announcing a merger today, we have hurdles to clear before the transaction is complete. These include achieving certain approvals from government and regulatory agencies; it is anticipated that this will take several months, with a targeted merger completion date in the third quarter of 2013. During the regulatory review and approval period, US Airways and American will continue to operate as independent airlines, therefore it is imperative that we continue to operate a world-class airline and take care of our customers. In order to do so, we must retain the most skilled and talented workforce in the industry, which includes you.

Once the merger is approved and closed, a transition period will follow that will involve complex integration of the two companies. Decisions regarding the management team of the merged airline will be addressed during the transition period following the closing, and the management team will ultimately include executives from both US Airways and American.

We understand that this announcement may cause you to feel some uncertainty about your career and job security. As an executive of US Airways, you are protected under a Change In Control Agreement (CIC). We are hopeful that the terms of your CIC will alleviate your immediate concerns and keep you engaged with us as we work through the merger and transition period.

Change In Control Agreements

Your CIC entitles you to certain benefits upon a “Change In Control,” as well as if your employment is involuntarily terminated for reasons other than “Misconduct” or “Disability,” or is voluntarily terminated for “Good Reason,” within the 24 month period following a “Change In Control” (as those terms are defined in the CIC). Please keep in mind that in order for you to be eligible for certain benefits outlined in your CIC, two things must happen. First, the merger must close (Change in Control), and second, your employment must be involuntarily terminated as stated above or you elect to not accept employment for “Good Reason” as outlined in the CIC.

Benefits under your CIC agreement include lump sum cash payments for severance and COBRA premium assistance, equity vesting, and extended travel benefits. The complete details regarding your benefits are fully explained in your CIC agreement; however, a summary of those benefits by level is shown below:

Level	Pay	AIP Bonus	Travel	Health Benefits
Managing Director	12 months’ salary	100% target AIP payout for year of termination or actual AIP payment for previous year, whichever is greater.	12 months extended positive space travel on the same terms as active employment.	Lump sum payment to assist in defraying the expense of COBRA premiums for 12 months.
Director	12 months’ salary	100% target AIP payout for year of termination or actual AIP payment for previous year, whichever is greater.	6 months extended positive space travel on the same terms as active employment.	Lump sum payment to assist in defraying the expense of COBRA premiums for 6 months.

In the event of any conflict between the terms of this letter and the CIC agreement, the terms of the CIC agreement will control.

We hope that you find this information helpful and that it gives you peace of mind as you consider what’s best for you, your career, and your family. You are a valued member of the US Airways team and your continued employment and retention with the airline is critical to our success.

We plan to communicate with you regularly over the weeks and months ahead. We want to personally thank you for being part of the very best team in the business. Together, we will lead this airline into a new era.

If you have any questions, please contact corporate.communications@usairways.com.

Elise Eberwein	Ryan Price
EVP, People, Communications & Public Affairs	VP, Human Resources

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Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors,

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among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

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February 14, 2013

All Non-Contract Employees

As Doug announced earlier today, US Airways and American Airlines will combine to create the new American Airlines, the premier global carrier. This is an exciting and historic day in the aviation industry and your hard work and dedication to our customers enabled us to achieve this goal. The combined company will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace.

Although we are announcing a merger today, we have hurdles to clear before the transaction is complete. These include achieving certain approvals from government and regulatory agencies; it is anticipated that this will take several months to complete, with a targeted merger completion date in the third quarter of 2013. During the regulatory review and approval period, US Airways and American Airlines will continue to operate as independent airlines. Therefore, it is imperative that we continue to operate a world-class airline and take care of our customers. In order to do so, we must retain the most skilled and talented workforce in the industry, which includes you.

Once the merger is approved and closed, a transition period will follow that will involve complex integration of the two companies. Decisions regarding the management team of the merged airline will be addressed during the transition period following the closing, and the management team will ultimately include members from both US Airways and American.

We understand that this announcement may cause you to feel some uncertainty about your career and job security. To ensure our team stays in place, we have implemented a new retention and severance program. We are hopeful that this program will alleviate your immediate concerns and keep you engaged with us as we work through the merger and transition period.

Retention and Severance Program

As part of the new retention and severance program, we have adopted the following three new plans (collectively referred to as the “Plans”) to cover all non-contract employees below the Director level:

—	US Airways Retention and Severance Plan for Professional Management Employees As Determined By Grade
—	US Airways Retention and Severance Plan for Professional Other Employees As Determined by Grade
—	US Airways Retention and Severance Plan for Administrative Employees As Determined by Grade.

The Plan under which you are eligible will entitle you to certain severance benefits if your employment is involuntarily terminated for reasons other than “Cause,” death or “Disability,” or if voluntarily terminated for “Good Reason,” within the 24-month period following a “Change in Control” (as those terms are defined in the Plans). To be clear, “Good Reason” for purposes of the Plans generally means either (i) a material adverse reduction by the Company in your compensation; or (ii) a request by the Company for your relocation outside the metropolitan area in which you are based.

The complete details regarding your benefits under the Plans are fully explained in the Plan documents, which are posted on Wings; however, a summary of benefits by level is shown below:

Level	Pay/Severance Period	Health Benefits	Travel
Professional Management General: Grades 115-116 IT: Grades 167-169 Engineering: Grades 204-205	6 months’ salary or 4 salary weeks per year of service up to 52 weeks, whichever is greater.	Partially subsidized COBRA premiums for the duration of the severance period.	Extended travel benefits offered on the same terms as during active employment for the duration of the severance period.
Professional Other General: Grades 111- 114 IT: Grades 162-166 Engineering: Grades 200-203	6 months’ salary	Partially subsidized COBRA premiums for the duration of the severance period.	Extended travel benefits offered on the same terms as during active employment for the duration of the severance period.
Administrative	3 months’ salary or 1 week salary per year of service up to 26 weeks, whichever is greater.	Partially subsidized COBRA premiums for the duration of the severance period.	Extended travel benefits offered on the same terms as during active employment for the duration of the severance period.
General: Grade 110 & below Customer Relations & CBRO
IT: N/A
Engineering: N/A

In the event of any conflict between the terms of this letter and the Plan documents, the Plan documents will control.

We hope that you find this information helpful and that it gives you peace of mind as you consider what’s best for you, your career, and your family. You are a valued member of the US Airways team and your continued employment and retention is critical to our success.

We plan to communicate with you regularly over the weeks and months ahead. We want to personally thank you for being part of the very best team in the business. Together, we will lead this airline into a new era.

If you have any questions, please contact corporate.communications@usairways.com.

Elise Eberwein	Ryan Price
EVP, People, Communications & Public Affairs	VP, Human Resources

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Non-Contract Retention and Severance FAQ’s

1.	What is the new retention and severance program?
—	The new retention and severance program is aimed at retaining certain employees with the Company for the long term and through integration.
—

The program is made up of three different plan documents. Collectively, the plans cover all non-contract employees below the Director level. Your grade level determines which of the three plans you are covered under - if you do not know your current grade level, please contact your manager or HR representative or refer to Oracle (Employee Self Service).

2.	What benefits are offered under the new retention and severance program?
—	Each of these plans includes the following benefits: severance pay, partially subsidized COBRA premiums, and extension of travel benefits.

3.	Am I guaranteed the benefits outlined in the retention and severance plans?
—

In order to be eligible for the benefits under the retention and severance plan that covers you, two things must happen. First, the merger transaction must close, and second, you must be involuntary terminated for reasons other than “Cause,” death or “Disability,” or you terminate your employment for “Good Reason.” “Good Reason” generally means that you are offered a position with the new company but decline due to change in job location or a material decrease in compensation. The actual terms of the retention and severance plan documents control - so, be sure to review the plan that covers you which is posted on Wings.

4.	If I choose to leave prior to the merger close, will I receive the retention and severance benefits?
—	No. You must stay employed through merger close and the “second trigger” of a qualifying termination (as discussed in #3 above) to be eligible for the benefits.

5.	Why is the Company implementing the new retention and severance program now? Am I at risk of losing my job soon?
—

We have chosen to implement the new retention and severance program now in order to provide some sense of security for our non-contract employees. We want to maintain stability through merger close and integration, and, by providing you an understanding of the benefits for which you will be eligible if your position is impacted in the future, we hope to take some uncertainty away and offer a sense of security.

6.	Where can I find the new retention and severance program documents?
—

The three retention and severance plans can be found on wings.usairways.com. The plan you are eligible for is determined by your grade level. If you are unsure of your grade level, please see your Manager or HR representative or refer to Oracle (Employee Self Service).

7.	Are employees covered under a collective bargaining agreement eligible for these plans?
—	No. Employees covered under a collective bargaining agreement have provisions in their contract that cover them in the event of a furlough.

8.	When will employment decisions be made and integration complete?
—

Once the merger is approved and closed, a transition period will follow that will involve complex integration work. Decisions regarding the management team of the merged airline will be addressed during the transition period following the closing. This could take several months up to 2 years.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of

AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Director and Above Talking Points:

Employee Retention

—

Once the merger is approved and closed, a transition period will follow that will involve complex integration work. To ensure our team stays in place during this next year and beyond, we have implemented a new retention and severance program that covers all our non-contract employees below the Director level.

—	This program is comprised of three different retention and severance plans. Eligibility in the plans is determined by grade level.

—	Eligibility for the retention and severance benefits has a double trigger similar to the triggers in the Director and Above Change in Control agreements.

¡	First trigger is merger close.

¡	Second trigger is involuntary termination for reasons other than “Cause,” death or “Disability,” or voluntarily termination for “Good Reason” (reduction in compensation or change in job location).

—	The benefits under the new retention and severance plans include: severance pay, partially subsidized COBRA premiums, and extension of travel benefits.

¡	Length of severance pay, COBRA subsidy, and travel are determined by what plan the employee is eligible for as determined by grade level.

¡	If an employee does not know their grade level, it can be found in Oracle (Employee Self Service) or by contacting their Manager or HR Representative.

¡	The following is a chart with the detail on the Retention and Severance Plan determined by grade level:

Level	Pay/Severance Period	Health Benefits	Travel
Professional Management General: Grades 115-116 IT: Grades 167-169 Engineering: Grades 204- 205	6 months’ salary or 4 salary weeks per year of service up to 52 weeks, whichever is greater.	Partially subsidized COBRA premiums for the duration of the severance period.	Extended travel benefits offered on the same terms as during active employment for the duration of the severance period.
Professional Other General: Grades 111- 114 IT: Grades 162-166 Engineering: Grades 200-203	6 months’ salary	Partially subsidized COBRA premiums for the duration of the severance period.	Extended travel benefits offered on the same terms as during active employment for the duration of the severance period.
Administrative General: Grade 110 and below Customer Relations & CBRO IT: N/A Engineering: N/A	3 months’ salary or 1 week salary per year of service up to 26 weeks, whichever is greater.	Partially subsidized COBRA premiums for the duration of the severance period.	Extended travel benefits offered on the same terms as during active employment for the duration of the severance period.

—	Communication will be sent out to all non-contract employees regarding the details of the new retention and severance program and the actual Plan documents will be posted on Wings.

—

Although it will be several months before close, and potentially another year or longer before integration, we hope that by implementing a new retention and severance program, we can provide our non-contract employees a sense of security and maintain the stability of our workforce.

—	Contract employees covered under a collective bargaining agreement are not eligible for this new retention and severance program as they have provisions for furlough within their CBAs.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.